

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2012

Via E-mail
Mr. John Papatsos
Principal Financial Officer and Principal Accounting Officer
Macquarie Equipment Leasing Fund, LLC
225 Franklin St., 17th Floor, Suite 1700
Boston, MA 02110

   Re: Macquarie Equipment Leasing Fund, LLC
     Form 10-K
     Filed February 15, 2012
     File No. 0-53904

Dear Mr. Papatsos:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Branch Chief